SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A-1

                   Under the Securities Exchange Act of 1934


                              SYNERGX SYSTEMS INC
               -------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
               -------------------------------------------------
                         (Title of Class of Securities)

                                   871 60C 106
               -------------------------------------------------
                                 (CUSIP NUMBER)

                           Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800
                -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 21, 2004
            --------------------------------------------------------
            (Date of event which requires filing of this statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.  871 60C 106
--------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nafund Inc.
        ------------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]   (b) [ ]
        ------------------------------------------------------------------------
        3   SEC USE ONLY
        ------------------------------------------------------------------------
        4   SOURCE OF FUNDS*
                 n/a
        ------------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]
        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        ----------------------------------------------------------------------
        NUMBER OF      7   SOLE VOTING POWER

         SHARES                50,000 shares
                     ---------------------------------------------------------
      BENEFICIALLY   8   SHARED VOTING POWER

         OWNED BY                   0
                     ---------------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER

        REPORTING              50,000 shares

                     ---------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                    0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               50,000 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.06%
        -----------------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*
                 CO
        -----------------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     Remains as reported on the Schedule 13D filed on February 26, 2004.


ITEM 2.   IDENTITY AND BACKGROUND

     Remains as reported on the Schedule 13D filed on February 26, 2004.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     N/A


ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 has been supplemented as follows:

     The Reporting Person disposed of the securities referred to herein in the ordinary course of its business. On January 21, 2004, the Reporting Person distributed 300,000 of the Company's Common shares to holders of the Reporting Person's debenture. The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

     The Reporting Person may in the future consider a variety of different alternatives to achieving their goal of maximizing their value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such persons will take any of the foregoing actions. The Reporting Person reserves the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Person intends to review its investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, the purchase or sale of derivative instruments the underlying security of which is shares of the Issuer, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Nafund:

     (i) As a result of the transaction described herein, Nafund is the beneficial owner of 50,000 shares of Common Stock, which represents 1.06% of the Common Stock that would be issued and outstanding.

     (A) Number of shares as to which such person has:

     (i) Sole power to vote or direct the vote: 50,000

     (ii) Shared power to vote or to direct the vote: 0

     (iii) Sole power to dispose or to direct disposition: 50,000

     (iv) Shared power to dispose or to direct disposition: 0


     Other than the transactions detailed in ITEM 6 below, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ------------------------------------------------

     At the time the Common Stock was acquired, the Reporting Person had no present plans or proposals that related to or would have resulted in any of the actions required to be described in Item 4 of Schedule 13D. However, in December of 2003 Nafund distributed an aggregate of 300,000 shares of the Common Stock to certain of its debenture holders, none of whom hold more than 5% of the Company's Common Stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          ------------------------------------------------

         N/A



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated as of May 19, 2004


                                   Nafund Inc.

                             By: /s/STAN ABRAMOWITZ
                         -------------------------------
                           Stan Abramowitz, Secretary

                                   SCHEDULE A

                                   NAFUND INC

Remains as reported on the Schedule 13D filed on February 26, 2004.